51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, ON N6E 2S5

Item 2  Date of Material Change

January 15, 2025

Item 3  News Release

The news release dated January 14, 2025 was disseminated via GlobeNewswire.

Item 4  Summary of Material Change

In connection with the Company's entry into a marketing and investor relations agreement (the "OTBC Agreement") dated January 9, 2025 with Outside The Box Capital Inc. ("OTBC") to provide marketing consulting and investor relations services, including marketing services through social media channels and online media distribution for a term of twelve (12) months starting on January 15, 2025, the Company issued 40,000 stock options of the Company to OTBC (the "OTBC Options"). The OTBC Options will vest immediately upon grant, with an exercise price of C$9.00 per share for a term of twelve (12) months. The Company will also pay OTBC an aggregate cash fee of C$360,000 plus applicable taxes, with C$180,000 to be paid on or before January 22, 2025. The balance of the cash payment to OTBC, being C$180,000 will be paid in two separate installments, with C$126,000 to be paid on or before April 15, 2025, and C$54,000 to be paid on or before July 15, 2025.

On January 15, 2025, the Company also granted (the "Grant") an aggregate of 270,000 stock options of the Company (each, an "Option") to purchase up to 270,000 common shares of the Company to certain contractors and employees of the Company. The Options are exercisable for a period of 5 years from the date of Grant at a price of C$9.00 per common share. The Options will vest on a monthly basis over a period of two years from the date of Grant.

All 40,000 of the OTBC Options and 270,000 of the Options and the common shares underlying such OTBC Options and Options are subject to a hold period of four months and one day from the date of issuance.

None of the securities acquired in the Grant or Award will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

Item 5  Full Description of Material Change

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Ofer Vicus, Chief Executive Officer
Telephone: 604-362-7011

Item 9  Date of Report

January 23, 2025